UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+202 2461 1103

With a copy to:

Brittain A. Rogers
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 212 474 1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 12, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS NNS Holding (and together with Mr. Nassef Sawiris and Mr. Philip Norman, the “Reporting Persons”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,073,939
	(8)	SHARED VOTING POWER
	(9)	SOLE DISPOSITIVE POWER 4,073,939
	(10)	SHARED DISPOSITIVE POWER
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,073,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.80%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS Mr. Nassef Sawiris
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See item 4.)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Egypt
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 4,073,939
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 4,073,939
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,073,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.80%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 882491103

(1)	NAME OF REPORTING PERSONS Mr. Philip Norman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See item 3.)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): NA
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 4,073,939
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 4,073,939
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,073,939
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: NA
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.80%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on July 17, 2007 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”).

Items 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4.  Purpose of Transaction.

Mr. Sawiris has requested that the Issuer and its board of directors consider amending the Issuer’s Rights Agreement, dated as of November 1, 2006, to permit NNS Holding to increase its investment in the Issuer to more than 15% of its outstanding Common Stock and to provide NNS Holding with representation on the board of directors of the Issuer.

Item 5.  Interest in Securities of the Issuer.

The responses of the Reporting Persons to Row (13) on the cover page of this Schedule 13D are incorporated herein by reference to reflect the update in percentage ownership based on the 27,538,020 shares of Common Stock stated by the Issuer to be outstanding as of August 22, 2008 in the Issuer’s proxy statement on Form Def 14A, filed with the SEC on August 29, 2008.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint filing agreement between the Reporting Persons dated September 15, 2008.

Signature.

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2008
Mr. Nassef Sawiris

Signature:	/s/ NASSEF SAWIRIS

Date: September 15, 2008
Mr. Philip Norman

Signature:	/s/ PHILIP NORMAN

Date: September 15, 2008
By:	NNS Holding Mr. Nassef Sawiris
Title:	Director

Signature:	/s/ NASSEF SAWIRIS